March 16, 2006

Mr. Robert H. Brust
Chief Financial Officer, and
Executive Vice President
Eastman Kodak Company
343 State Street
Rochester, NY  14650


Re:	Eastman Kodak Company
	Form 10-K for the year ended December 31, 2004
	File No. 1-87

Dear Mr. Brust:

      We have evaluated the methodology you describe in your August 9,
2005 letter, and considered the information provided in subsequent telephone calls, for assessing the materiality of the monetary accounting errors identified in that letter. As more fully articulated below, we do not believe that the methodology Kodak`s management used to assess the materiality of the identified monetary errors will necessarily identify all monetary errors that might be considered material to users of Kodak`s financial statements. We also do not believe it is appropriate to present the net cumulative impact of multiple unrelated uncorrected errors that Kodak`s management deemed to be immaterial as a charge to a single line item, selling, general and administrative expenses. While we express below our views on the methodology employed by Kodak`s management to assess the materiality of the errors they identified, we have not and do not express a view as to either the appropriateness of the materiality conclusions reached by Kodak`s management or, as you requested on page
5 of your August 9th letter, on your belief as to the "inadvertent nature, randomness and appropriateness of each adjustment" you identify.

Kodak management`s methodology

   On page 16 and in Schedule J of your August 9th letter you appear to indicate that Kodak management`s methodology for assessing the materiality of multiple monetary errors is premised on the belief that the quantified effects of an individual monetary error on net income need not be considered if the aggregate impact of all monetary errors is not material to either income from continuing operations or any one pre-tax or tax line item within the income statement and the illustrative qualitative considerations provided in SAB 99 are not applicable. While not clear from your letter, the analysis provided suggests that the methodology is similarly premised for gross profit, total assets, and total liabilities; that is under Kodak management`s methodology only the quantitative significance of the aggregate, rather than the individual, monetary errors need be assessed relative to these subtotals and totals in order to reach an appropriate conclusion as to the materiality of an individual monetary error. If our understanding is correct, the effect of this methodology appears to be that a quantitatively significant individual monetary error would, under Kodak management`s methodology, be considered immaterial if it was offset by an unrelated monetary error of comparable magnitude. We do not believe that this methodology is appropriate.

   We believe that each error must be evaluated individually in order to assess whether it causes the financial statements to be materially misstated. We also believe that the evaluation of the materiality of an individual error must not be obfuscated by the offsetting effects of other identified errors and must not be limited to a subset of the financial statements such as individual line items, but not subtotals and totals. Rather, the analysis of each error must be made in the context of the financial statements taken as whole. If an individual error causes the financial statements taken as a whole to be materially misstated, those financial statements are required to be restated in accordance with the requirements for reporting the correction of an error. These points are explained in SAB 99.

   The requirement to assess the materiality of individual errors in the context of the financial statements taken as a whole does not obviate the requirement to assess each error separately. A quantitatively significant error can be material even if it is offset by an unrelated error of equal amount. For example, one of the objectives of financial reporting identified in FASB Statement of Financial Accounting Concepts No. 1 is to provide information about how management of an enterprise has discharged its stewardship responsibility to stockholders for the use of the enterprise resources entrusted to it. Earnings information is often used to assess management`s stewardship or accountability. However, when two or more unrelated errors happen to offset, earnings information that ignores the errors will likely be insufficient for investors to make such assessments. In these circumstances, the need to report the correction of a quantitatively significant error, notwithstanding the offsetting effects of unrelated errors, can be paramount because without such reporting stockholders may be unable to assess management`s stewardship or accountability.

   The requirement to consider the total mix of information does not obviate the requirement to assess each error separately. Certain statements in your letter, for example on pages 7 and 16-17, suggest that Kodak`s management may believe that the consideration of the total mix of information is incremental to the consideration of quantitative and qualitative factors. As SAB 99 explains, the consideration of quantitative and qualitative factors is shorthand for the consideration of the total mix of information; that is, these concepts are not mutually exclusive, but the same. In this context, consideration of the total mix of information requires that Kodak`s management consider errors separately because to do otherwise would fail to recognize Kodak`s surrounding circumstances. Kodak did not have a single quantitatively small error as your methodology, which only considers the aggregate quantitative effects of monetary errors on subtotals and totals, appears to suggest. Kodak had multiple monetary errors. The requirement to consider the total mix is not a veil to ignore the quantitative significance of a monetary error even if it is offset by a large number of quantitatively small monetary errors because to do so ignores the surrounding circumstances - the fact that certain individual monetary errors had a quantitatively significant impact on Kodak`s financial statement subtotals and totals, such as net income.

   In telephone conferences with us, Kodak`s management questioned what Kodak would restate for if an individual monetary error were deemed to be material, but it was offset by an unrelated monetary error of equal amount. They noted that the amounts on the face of the financial statement as originally reported would not differ significantly from the amounts in an as restated presentation. We do not believe that the manner of reporting a correction of a
monetary
error is determinative to the evaluation of whether a monetary error
is material. Similarly, we do not believe that if two or more unrelated monetary errors happen to offset that the diminishing effects of unrelated monetary errors provides a sufficient basis to assert that a quantitatively significant monetary error is
nonetheless
immaterial.   In fact, the existence of a large number of
offsetting
monetary errors may itself be material and require disclosure of the nature and number of the errors notwithstanding their offsetting effects.

   Finally, we would like to highlight our belief that a quantitatively significant monetary error is not immaterial simply because the illustrative qualitative considerations provided in SAB 99 are not demonstrated. Those illustrative qualitative considerations were provided to facilitate the materiality analysis of a quantitatively small monetary error and therefore their inapplicability is not necessarily determinative as to the materiality of a quantitatively significant monetary error.


SAB Topic 5:F and Charge to Selling General and Administrative
Expenses

	We are unable to concur with the analysis on page 20 in your August 9th letter that SAB Topic 5:F provides by analogy an acceptable basis for presenting the net cumulative effect of all uncorrected errors for reporting periods prior to the quarter ended March 31, 2003 as a charge to selling, general and administrative expenses. On the contrary, we believe that a cumulative effect adjustment is not acceptable and that SAB Topic 5:F, in the context to which it relates, comes to a similar conclusion. We also are unable to concur that APB
20, paragraph 13 provides an acceptable basis by analogy to use the accounting treatment for an accounting change to report an error correction.

      SAB Topic 5:F does not address the correction of an error in previously issued financial statements. Rather, it addresses a particular question stemming from the reporting of a change in accounting principle. It references "the cumulative effect" of the change to clarify that no portion of the change may be reflected as a charge to beginning retained earnings. In this context, SAB Topic 5:F explains that the effect of the accounting change should not be reported either as an adjustment to beginning retained earnings of the period of change or as a cumulative effect adjustment. Rather, amounts should be presented on the income statement line items to which they relate.

      The reference in APB 20, paragraph 13 that "reporting a correction of an error in previously issued financial statements concerns factors similar to those relating to reporting an accounting change," which you cite on page 16 of your August 9th letter, does not provide income statement classification guidance for error corrections. That reference relates primarily to whether accounting changes and error corrections should be reported by means of a restatement of prior periods. As the Opinion paragraphs in APB 20 make clear, the reporting for an error correction differs from the reporting for an accounting change.

      In Kodak`s facts and circumstances, we believe that the
prior
period errors that were corrected in the quarter ended March 31,
2003
should have been presented on the income statement line item to which each error relates. Kodak management`s conclusion that such errors could not be presented on the income statement line items to which each error relates because to do so "could be potentially distortive, especially in light of the fact that such impacts do not belong in Q1
2003" (see page 20 of your August 9th letter) and "would have been material to pre-tax earnings from continuing operations and the tax provision for continuing operations, but immaterial to all other individual line items in the first quarter of 2003" (see page 13 of your Restatement Memo of April 2005) calls into question , rather than justifies, the appropriateness of Kodak management`s conclusion that recording such prior period errors was not material to the first quarter and the full year of 2003.

      * * * * *

      Since the registrant and management are in possession of all facts with respect to the matters addressed above, they are responsible for the accuracy and adequacy of the financial statements and disclosures made notwithstanding the staff`s comments, and your independent registered accountant is responsible for its report on the financial statements. All persons who are responsible for the accuracy and adequacy of the disclosure in the company`s Exchange Act or Securities Act filing are urged to be certain that all information required for investors to make informed decisions is provided. If you have any questions concerning this letter, please call me at
202.551.3516 or Carol A. Stacey, Chief Accountant, Division of Corporation Finance at 202.551.3405.

      Sincerely,



      Todd E. Hardiman
      Associate Chief Accountant

Mr. Robert H. Brust
Chief Financial Officer, and
Executive Vice President
Eastman Kodak Company
March 16, 2006
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